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                                                         Exhibit 7

                        Description of Issuance, Transfer
                   and Redemption Procedures for VEL Policies
            Offered by the VEL Account of SMA Life Assurance Company
                      Pursuant to Rule 6e-3(T)(b)( 12)(ii)
                    under the Investment Company Act of 1940

      The VEL Account of SMA Life Assurance Company is registered under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust. Within the VEL Account are ten Sub-Accounts. Procedures apply equally to each subaccount and for purposes of this description are defined in terms of the VEL Account, except where a discussion of both the VEL Account and the individual Sub-Accounts is necessary. Each Sub-Account invests in shares of a corresponding investment division either of the SMA Investment Trust ("SMAIT") or of Variable Insurance Products Fund ("VIPF") from Fidelity Management & Research Company ("Fidelity Management"), each of which is a "series" type of mutual fund registered under the 1940 Act, The investment experience of a Sub-Account of the VEL Account depends on the market performance of its corresponding investment division of the Trust or VIPF. Although flexible premium variable life insurance policies funded through the VEL Account may also provide for fixed benefits supported by the insurer's general account, this description assumes that net premiums are allocated exclusively to the VEL Account and that all transactions involve only the Sub-Accounts of the VEL Account, except as otherwise explicitly stated herein. The Company currently offers two forms of the flexible premium variable life insurance policy funded by the VEL Account ("Policy Form A" and "Policy Form B"). Unless otherwise stated, the description below applies to both policy forms.

  I. "Public Offering Price": Purchase and Related Transactions -- Section 22(d) and Rule 22c-1

      This section outlines policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "purchase" transaction. Because of the insurance nature of the policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and annuity plans. The chief differences revolve around the structure of the cost of insurance charges and the insurance underwriting process. Certain policy provisions, such as reinstatement and loan repayment, do not result in the issuance of a policy but require certain payments by the policyowner and involve a transfer of assets supporting policy reserve into the VEL Account.

      a.    Insurance Charges and Underwriting Standards

            Premium payments are not limited as to frequency and number, but there are limitations as to amount. No premium payment may be less than $100 without the Company's consent, and the total of all premiums paid can never exceed the then current maximum premiums determined by Internal Revenue Service rules. If at any time a premium is paid which would result in total premiums exceeding the current maximum premium limitations, the Company will return the amount in excess of such maximums to the policyowner.

            The Policy will remain in force so long as the policy value less any surrender charges and outstanding debt is sufficient to pay certain monthly charges imposed in connection with the Policy. Cost of insurance charges for the policies will not be the same for all policyowners. The insurance principle of pooling and distribution of mortality risks is based upon the assumption that each policyowner pays a cost of insurance charge commensurate with the insured's mortality risk, which is actuarially determined based upon factors such as age, health and occupation. In the context of life insurance, a uniform mortality charge (the "cost of insurance charge") for all insureds would discriminate unfairly in favor of those insureds representing greater mortality risks to the disadvantage of those representing lesser risks. Accordingly, there will be a different "price" for each actuarial category of policyowners because different cost of insurance rates will apply. Accordingly, while not all policyowners will be subject to the same cost of insurance rate, there will be a single "rate" or all policyowners in a given actuarial category. The policies will be offered and sold pursuant to the Company's underwriting standards and in accordance with state insurance laws. Such laws prohibit unfair


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            discrimination among insureds, but recognize that premiums must be based upon factors such as age, health and occupation. Tables showing the maximum cost of insurance charges will be delivered as part of the policy.

      b.    Application and Initial Premium Processing

            Upon receipt of a completed application from a prospective policyowner, the Company will follow certain insurance underwriting procedures designed to determine whether the proposed insured is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed policyowner before a determination can be made. A policy cannot be issued until this underwriting procedure has been completed.

            If at the time of Application a prospective Policyowner makes a payment equal to at least one minimum monthly factor for the Policy as applied for, the Company will provide fixed conditional insurance in the amount of insurance applied for, up to a maximum of $500,000, pending underwriting approval. If the application is approved, the Policy will be issued as of the date the terms of the Conditional Insurance Agreement were met. If the prospective Policyowner does not wish to make any payment until the Policy is issued, upon delivery of the Policy the Company will require payment of sufficient premium to place the insurance in-force.

            Pending completion of insurance underwriting and Policy issuance procedures, the initial premium will be held in the Company's General Account. If the application is approved and the Policy is issued and accepted, the initial premium held in the General Account will be credited with interest not later than the date of receipt of the premium at the Company's Principal Office. Not later than three days of underwriting approval of the policy, the amounts held in the Company's General Account will be allocated to the Sub-Accounts according to Policyowner's instructions, for that part of the total amount allocated to the VEL Account which is less than $10,000. If the amount allocated to the VEL Account exceeds $10,000 or if the Policy provides for planned premium payments during the first year of $5,000 semi-annually or $2,000 quarterly or monthly, the entire amount will remain in the General Account until expiration of the Free Look Period, as evidenced by a delivery receipt. Amounts remaining in the General Account will continue to be credited interest from date of receipt of the premium at the Principal Office.

            If a policy is not issued, the premiums will be returned to the Applicant without interest.

            These processing procedures are designed to provide insurance, starting with the date of the application, to the proposed policyowner in connection with payment of the initial premium and will not dilute any benefit payable to any existing policyowner. Although a policy cannot be issued until the underwriting process has been completed, the proposed policyowner will receive immediate insurance coverage, if he has paid an initial premium and proves to be insurable. If the initial premium is not paid with the application, variability of benefits will commence within three days of underwriting approval, subject to the restrictions indicated above.

            The Company will require that the policy be delivered within a specific delivery period to protect itself against anti-selection by the prospective policyowner resulting from a deterioration of the health of the proposed insured. Generally, the period will not exceed the shorter of 30 days from the date the policy is issued and 75 days from the date of Part 2 of the Application.

      c.    Premium Allocation

            "Net premiums" are credited to the policy as of the date the premium payments are received by the Company, with the possible exception of the first net premium. Net premiums are equal to the gross premiums minus deductions for applicable state and local taxes.


                                       -2-
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            The policyowner may allocate net premiums among the Company's
            General Account and up to six Sub-Accounts of the VEL Account. The policyowner may change the allocation of net premiums without charge at any time by providing written notice to the Principal Office. The change will be effective as of the date of receipt of the notice at the Principal Office. The policyowner may transfer amounts among all of the Sub-Accounts and the General Account, subject to certain restrictions, but at no time may have allocations in more than six Subaccounts.

      d.    Repayment of Loan

            A loan made under this policy may be repaid with an amount equal to the original loan plus loan interest. When a loan is made, the Company will transfer from each Sub-Account of the VEL Account to the General Account an amount of that Sub-Account's policy value equal to the loan amount allocated to the Sub-Account. Since the Company will credit such assets with interest at 6%, which is below the 8% interest rate charged on the loan, the Company will retain the difference between these rates in order to cover certain expenses and contingencies. Upon repayment of debt, the Company will reduce the policy value in the general account attributable to the loan and transfer assets supporting corresponding reserves to the Sub-Accounts according to either policyowner's instruction or, if none, the premium payment allocation percentages then in effect. Loan repayments allocated to the VEL Account cannot exceed policy value previously transferred from the VEL Account to secure the debt.

      e.    Policy Reinstatement

            If the surrender value on any monthly payment date is insufficient to cover the monthly deduction, or if policy debt exceeds the policy value less the surrender charge, the Company will notify the policyowner and any assignee of record. The policyowner will then have a grace period of 62 days, measured from the date the notice is mailed, to make sufficient payments to prevent termination.

            Failure to make a sufficient payment within the grace period will result in termination of the Policy without any policy value. The death benefit payable during the grace period will be reduced by any overdue charges. If the insured dies during the grace period, the death proceeds will still be payable, any monthly deductions due and unpaid through the policy month in which the Insured dies will be deducted from the death proceeds.

            If the Policy has not been surrendered and the Insured is alive, the terminated Policy may be reinstated anytime within 3 years after the date of default by submitting the following to the Company: (1) a written application for reinstatement; (2) evidence of insurability satisfactory to the Company; and (3) a premium that, after the deduction of the premium expense charges, is large enough to cover the minimum amount payable, as described below.

            Minimum Amount Payable

            Policy Form A - Under Policy Form A, if reinstatement is requested less than 12 months after the date of issue of either the policy or an increase in the face amount, the policyowner must pay the lesser of the amount shown in 1 or 2:

            1.    The minimum amount payable is the sum of

                  (a) the minimum monthly factor multiplied by the number of months which have elapsed since the date of default; and

                  (b) the minimum monthly factor for the three month period beginning on the date of reinstatement.


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            2.    The minimum amount payable is the sum of

                  (a) the amount by which the surrender charge as of the date of reinstatement exceeds the policy value on the date of default; plus

                  (b) all first-year monthly administrative fees not yet deducted, if any; and

                  (c) mortality charges for the three month period beginning on the date of reinstatement.

            If reinstatement is requested 12 months or more after the date of issue of the policy or an increase in the face amount, the policyowner must pay the amount shown in 2 above.

            Policy Form B - Under Policy Form B, if reinstatement is requested less than 48 months after the date of issue of either the policy or an increase in the face amount, the policyowner must pay the lesser of the amount shown in 1 or 2:

            1. The minimum amount payable is the minimum monthly factor for the three month period beginning on the date of reinstatement.

            2. The minimum amount payable is the sum of the amount by which the surrender charge as of the date of reinstatement exceeds the policy value on the date of default, plus mortality deductions for the three month period beginning on the date of reinstatement.

            If reinstatement is requested 48 months or more after the date of issue of the policy or an increase in the face amount, the policyowner must pay the amount shown in 2 above.

            Under both policy forms, the surrender charge on the date of reinstatement is the surrender charge which would have been in effect had the Policy remained in force from the date of issue. The policy value less debt on the date of default will be restored to the Policy to the extent it does not exceed the surrender charge on the date of reinstatement. Any policy value less debt as of the date of default which exceeds the surrender charge on the date of reinstatement will be forfeited to the Company.

            Policy Value on Reinstatement - The policy value on the date of reinstatement is:

            (a) the net premium paid to reinstate the policy increased by interest from the date the payment was received at our principal office; plus

            (b) an amount equal to the policy value less debt on the date of default to the extent it does not exceed the surrender charge on the date of reinstatement; minus

            (c) any first year administrative charges not yet deducted for the period from the date of issue to the date of reinstatement; minus

            (d)   the monthly deduction due on the date of reinstatement.

            The policyowner may not repay or reinstate any debt outstanding on the date of default or foreclosure.

      f.    Correction of Misstatement of A2e or Sex

            If the Company discovers that the age or sex (sex is inapplicable if the Policy is purchased on a unisex basis) of the insured has been misstated, the death benefit and any rider benefits will be those which would be purchased by the most recent deduction for the cost of insurance and the cost of rider benefits at the correct age and sex.


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      g.    Contestability

            A policy is contestable for two years, measured from the issue date, for material misrepresentations made in the initial application for the policy. Policy changes may be contested for two years after the effective date of a change, and a reinstatement may be contested for two years after the effective date of reinstatement. No statement will be used to contest a policy unless it is contained in an application.

      h.    Reduction in Cost of Insurance Rate Classification

            By administrative practice, the Company will reduce the cost of insurance rate classification for an outstanding policy if new evidence of insurability demonstrates that the policyowner qualifies for a lower classification. After the reduced rating is determined, the policyowner will pay a lower monthly cost of insurance charge each month. If new evidence of insurability provided in connection with an increase in face amount demonstrates that the policyowner is in a higher risk classification, the higher cost of insurance rate will apply only to the increase in face amount.

II.   "Redemption Procedures": Surrender and Related Transactions

      The policies provide for the payment of monies to a policyowner or beneficiary upon presentation of a policy. Generally, except for the payments of death proceeds, the imposition of cost of insurance and administrative charges, and the possible effect of a contingent surrender charge, the payee will receive a pro rata or proportionate share of the VEL Account's assets, within the meaning of the 1940 Act, in any transaction involving "redemption procedures". The amount received by the payee will depend upon the particular benefit for which the policy is presented, including, for example, the cash surrender value or death benefit. There are also certain policy provisions (e.g., partial withdrawals or the loan privilege) under which the policy will not be presented to the Company but which will affect the policyowner's benefits and may involve a transfer of the assets supporting the policy reserve out of the VEL Account. Any combined transactions on the same day which counteract the effect of each other will be allowed. The Company will assume the policyowner is aware of the possible conflicting nature of the transactions and desires their combined result. If a transaction is requested which the Company will not allow (e.g., a request for a decrease in face amount which lowers the face amount below the stated minimum) the Company will reject the whole transaction and not just the portion which causes the disallowance. The policyowner will be informed of the rejection and will have an opportunity to give new instructions.

      a.    Surrender for Cash Values

            The Company will pay the net cash surrender value within seven days after receipt, at its Principal Office, of the policy and a signed request for surrender. Computations with respect to the investment experience of each Sub-Account will be made at the close of trading of the New York Stock Exchange on each day in which the degree of trading in the corresponding portfolio might materially affect the net return of the Sub-Account and on which the Company is open. This will enable the Company to pay a net cash value on surrender based on the next computed value after the surrender request is received. For valuation purposes, the surrender is effective on the date the Company receives the request at its Principal Office (although insurance coverage ends the day the request is mailed).

            The policy value (equal to the value of all accumulations in the VEL Account) may increase or decrease from day to day depending on the investment experience of the VEL Account. Calculation of the policy value for any given day will reflect the actual premiums paid, expenses charged and deductions taken. The Company will deduct a charge for premium taxes from each premium payment to cover the tax the Company must pay to states and other jurisdictions based on premiums received. The balance (net premium) is allocated to the VEL Account according to policyowner's instructions. The Company will also make monthly deductions from a policy to cover the cost of insurance and administrative expenses for the following month. The first year monthly administrative charge is designed to cover the expenses in issuing and administering a policy. After the first year, the monthly administration charge is


                                       -5-
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            designed to compensate the Company for administering and maintaining a policy. Other possible deductions from the policy (which will occur on a policy-specific basis) include a charge for partial withdrawals, a charge for increases in face amount and a charge for certain transfers.

            In calculating the cash surrender value, a surrender charge comprised of a contingent deferred sales load and a contingent deferred administrative charge will be deducted from the policy if the Policy is surrendered during the first twelve policy years (144 policy months). The maximum surrender charge begins to decline by 1% per month after the first 44 policy months and is reduced to zero after 144 policy months.

            The Company will make the payment of net cash surrender value out of its General Account and, at the same time, transfer assets from the VEL Account to the General Account in an amount equal to the policy reserves in the VEL Account. If the policy is surrendered in the first policy year, any unpaid first year monthly administrative charges will be deducted at surrender, in addition to any contingent surrender charges which may be applicable.

            Policy Form A. Under Policy Form A, the maximum Surrender Charge calculated upon issuance of the Policy is equal to $4.50 per thousand dollars of the initial face amount plus 30% of the Guideline Annual Premium times a factor of not greater than 1.0. The maximum Surrender Charge remains level for the first 44 policy months, reduces by 1% per month for the next 100 policy months, and is zero thereafter. The actual Surrender Charge imposed may be less than the maximum. The actual Surrender Charge imposed will be the lesser of either the maximum surrender charge or the sum of $4.50 per thousand dollars of initial face amount plus 30% of premiums paid which are associated with the initial face amount.

            A separate Surrender Charge is imposed for each increase in face amount. The maximum Surrender Charge for the increase is $4.50 per thousand dollars of increase, plus 30% of the Guideline Annual Premium for the increase times a factor of not greater than 1.0. This maximum Surrender Charge remains level for the first 44 policy months following the increase, reduces by 1% per month for the next 100 policy months, and is zero thereafter. The actual Surrender Charge with respect to the increase may be less than the maximum. The actual Surrender Charge is the lesser of either the maximum Surrender Charge or the sum of (a) $4.50 per thousand dollars of increase in face amount, plus (b) 30% of the policy value on the date of increase associated with the increase in face amount, plus
            (c) 30% of premiums paid which are associated with the increase in face amount. For purposes of calculating actual Surrender Charges, premium and policy value will be allocated to the initial face amount and subsequent increases in face amount according to the ratio of the respective Guideline Annual Premiums.

            Policy Form B. Under Policy Form B, the maximum Surrender Charge calculated upon issuance of the Policy is equal to the sum of $8.50 per thousand dollars of the initial face amount plus 30% of the Guideline Annual Premium; provided, however, that in accordance with limitations under state insurance regulations, the amount of the Surrender Charge will not exceed a specified amount per one thousand dollars of initial face amount, as indicated on the policy and in the prospectus. The maximum Surrender Charge remains level for the first 44 policy months, reduces by 1% per month for the next 100 policy months, and is zero thereafter. As under Policy Form A, the actual Surrender Charge imposed may be less than the maximum. The actual Surrender Charge will be the lesser of either the maximum Surrender Charge or the sum of $8.50 per thousand dollars of initial face amount plus 30% of premiums paid which are associated with the initial face amount.

            A separate Surrender Charge is imposed for each increase in face amount. The maximum Surrender Charge for the increase is $8.50 per thousand dollars of increase plus 30% of the Guideline Annual Premium for the increase; provided, however, that the amount of the Surrender Charge will not exceed a specified amount per one thousand dollars of increase, as indicated in the policy and prospectus. This maximum Surrender Charge remains level for the first 44 policy months following the increase, reduces by 1% per month for the next 100 policy months, and is zero thereafter. The actual Surrender


                                       -6-
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            Charge imposed may be less than the maximum. The actual Surrender
            Charge is the lesser of either the maximum Surrender Charge or the sum of (a) $8.50 per thousand dollars of increase, plus (b) 30% of the policy value on the date of increase associated with the increase in face amount, plus (c) 30% of premiums paid which are associated with the increase. For purposes of calculating actual Surrender Charges, premium and policy value will be allocated to the initial face amount and subsequent increases in face amount according to the ratio of the respective Guideline Annual Premiums.

            Under both Policy Form A and Policy Form B, a Surrender Charge also will be made on a decrease in the face amount, In the event of a decrease, the Surrender Charge imposed is proportional to the charge that would apply to a full surrender of the Policy. If more than one Surrender Charge is in effect, (i.e., pursuant to one or more increases in the face amount of a Policy), partial surrenders will be deemed attributable to that portion of the face amount governed by the most recent Surrender Charge. Such charges will be the Surrender Charge applicable to any increased face amount plus a pro rata share of the Surrender Charge applicable to a partial reduction in the initial face amount.

      b.    Charges on Partial Withdrawal

            After the first policy year, partial withdrawals of surrender value may be made. The minimum withdrawal is $500. Under Option 1, the face amount is reduced by the amount of the partial withdrawal, and a partial withdrawal will not be allowed if it would reduce the face amount below a transaction charge which is the smaller of 2% of the amount withdrawn or $25.00 will be assessed on each partial withdrawal.

            A Partial Withdrawal Charge will also be deducted from policy value when more than 10% of the policy value is withdrawn in a policy year ("excess withdrawal"). Thus, for each partial withdrawal the Policyowner may withdraw an amount equal to 10% of the policy value at that time less the total of any prior withdrawals in that policy year which were not subject to the Partial Withdrawal Charge, without incurring a Partial Withdrawal Charge. Any excess withdrawal will be subject to the Partial Withdrawal Charge. The Partial Withdrawal Charge is equal to 5 percent of the excess withdrawal up to the amount of the surrender charge(s) on the date of withdrawal. There will be no Partial Withdrawal Charge if there is no surrender charge on the date of withdrawal (i.e., 12 years have passed from the date of issue and from the effective date of any increase in the face amount).

            This amount is not cumulative from policy year to policy year. In other words, if only 8% of policy value were withdrawn in policy year two, the amount the Policyowner could withdraw in subsequent policy years would not be increased by the amount the Policyowner did not withdraw in the second policy year.

            The Policy's outstanding Surrender Charge will be reduced by the amount of the Partial Withdrawal Charge deducted. The Partial Withdrawal Charge deducted will decrease existing surrender charges in the following order:

            o first, the surrender charge for the most recent increase in Face Amount;

            o second, the surrender charges for the next most recent increase successively;

            o     last, the surrender charge for the initial face amount.

      c.    Death Benefit

            The Company will pay a death benefit to the beneficiary within seven days after receipt, at its Principal Office, of the policy, due proof of death of the insured, and all other requirements necessary to make payment.


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            The death proceeds payable will depend on the option in effect at the time of death. Under Option 1, the death benefit is the greater of either the face amount of insurance or the guideline minimum sum insured. Under Option 2, the death benefit is the greater of either the face amount of insurance plus policy value or the guideline minimum sum insured. The guideline minimum sum insured is calculated by multiplying the applicable percentage from the following table for the insured person's age (nearest birthday) at the beginning of the policy year of determination to the policy value.

                          GUIDELINE MINIMUM SUM INSURED
                                      TABLE

             Age
            of Insured on                              Percentage of
            Date of Death                              Policy Value
            -------------                              ------------

            40 and less ................................    250%
            45: ........................................    215%
            50: ........................................    185%
            55: ........................................    150%
            60: ........................................    130%
            65: ........................................    120%
            70: ........................................    115%
            75: ........................................    105%
            80: ........................................    105%
            85: ........................................    105%
            90: ........................................    105%
            95: ........................................    100%

            For the ages not listed, the progression between the listed ages is linear.

            The Company will make payment of the death proceeds out of its general account, and will transfer assets from the VEL Account to the general account in an amount equal to the reserve in the VEL Account attributable to the Policy. The excess, if any, of the death proceeds over the amount transferred will be paid out of the general account reserve maintained for that purpose.

      d.    Default and Options on Lapse

            The duration of insurance coverage depends upon the net cash surrender value being sufficient to cover the monthly deductions. If the net cash surrender value at the beginning of a month is less than the deductions for that month, a grace period of 62 days will begin. Written notice will be sent to the policyowner and any assignee on the Company's records stating that such a grace period has begun and giving the approximate amount of premium payment necessary to cover three monthly deductions. If an amount sufficient to cover at least one month is not received during the grace period, any policy value will be withdrawn and the policy will terminate without value. Notice of such termination will be sent to the owner and any assignee. If the insured should die during the grace period, an amount sufficient to cover the overdue monthly deductions and other charges will be deducted from the death proceeds.

      e.    Policy Loan

            The policies provide that in the first policy year, a policyowner may take a loan of up to 75% of "a minus b", where "a" is policy value less surrender charges and "b" is monthly deductions plus interest on loans accrued to the end of the policy year. Thereafter, 90% of an amount equal to policy value less surrender charges may be borrowed. The policy value for this purpose will be that next computed after receipt, at the Principal Office, of a loan request. Payment of the loan amount will be made to the policyowner within seven days after such receipt.

            The amount of any outstanding loan plus accrued interest is called "debt". When a loan is made, the portion of the assets in the VEL Account (which is a portion of the surrender value and which also constitutes a portion of the reserves for the death benefit) equal to the debt created thereby is transferred by the Company from the VEL Account to the general account. Allocation of the loan among Sub-Accounts will be according to the policyowner's request. If this allocation is not specified or not possible, the loan will be allocated based on the proportion the policy value in the General Account, less debt, and the policy value in each Sub-Account bears to the total policy value, less debt. Policy value in each Sub-Account equal to the policy loan allocated to such Subaccount will be transferred to the General Account, and the number of Accumulation Units equal to the policy value so transferred will be cancelled. Because of the transfer, a portion of the policy is not variable during the loan period and, therefore, the death benefit and the surrender value are permanently affected by any debt, whether or not repaid in whole or in part. The Company credits the policy value in the General Account attributable to the loan with a rate of return equal to an effective annual yield of 6%, which is 2% lower than the fixed interest rate charged on the loan.

            Interest is payable in arrears at the annual rate of 8%. Interest is payable at the end of each policy year or on a pro rata basis for such shorter period as the loan may exist. Loan interest is due on each policy anniversary. If not paid when due, it is added to the loan principal and bears interest at the same rate of interest. If the resulting loan principal exceeds the policy value in the General Account the Company will transfer policy value equal to the excess debt from the policy value in each Sub-Account to the General Account; as security for the excess debt. The Company will allocate the amount transferred among the Sub-Accounts in the same proportion that the policy value in each Sub-Account bears to the total policy values in all Sub-Accounts.

            Failure to repay a loan will not necessarily terminate the policy. If the surrender value is not sufficient to cover the monthly deductions for the cost of insurance and administrative expenses, the policy will go into a 62 day grace period as described above.

      f.    Transfers Among Subaccounts

            Amounts may be transferred, upon request, at any time from any Sub-Account of the VEL Account to one or more other Sub-Accounts. Transfers from a Sub-Account of the VEL Account will take effect as of the receipt of a written request at the Principal Office. The minimum amount allowed for a transfer is the lesser of $500 or the total value in the Sub-Account. The first six transfers are free of charge; however, the Company will make an administrative charge not to exceed $25 for additional transfers in a policy year. Transfers resulting from policy loans, the exercise of conversion rights, and reallocation of policy value within 20 days of issue, will not be subject to a transfer charge, and will not be counted for purposes of the limitation on the number of "free" transfers allowed in each policy year. If a policyowner elects to have automatic transfers made each month, the first automatic transfer exceeding or changing an automatic transfer authorization form counts as one transfer towards the six free transfers allowed in each policy year each subsequent automatic transfer does not reduce the remaining number of transfers which may be made without charge.

            Transfer charges, if any, are allocated by policyowner request to one Sub-Account. If an allocation is not specified or not possible the allocations will be based on the proportion that the values in each of the Sub-Accounts of the VEL Account bears to the total unloaned policy value.

      g.    Right of Withdrawal Procedures

            The policy provides that the policyowner may cancel it by returning the policy along with a written request for cancellation to the Principal Office by the latest of 1) 45 days after Part I of the application was signed, 2) 10 days after the policyowner receives the policy, or 3) 10 days after the Company mails or personally delivers a written Notice of Withdrawal Right. Upon returning the policy, the policyowner will receive within seven days a refund equal to the sum of (1) the difference between the premium, including fees, paid and any amount allocated to the VEL Account, and (2) the value of the amounts


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

            allocated to the VEL Account, and (3) any fees or charges imposed on the amounts allocated to the VEL Account. Where required by State law, the policyowner will receive a refund equal to the sum of the premium payments made under the policy. The postmark date on the envelope containing the policy will determine whether the policy has been surrendered within the Company's withdrawal period.

            A free look privilege also applies after a requested increase in Face Amount. After an increase, the Company will mail or deliver notice of the "Free Look" with respect to the increase. The Policyowner will have the right to cancel the increase within 10 days, and receive a credit for charges which would not have been deducted but for the increase. Such charges with respect to the increase will be added to policy value, unless the policyowner requests a refund of such charges.


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